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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934	OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden Hours per form. . . 14.90
Tricom, S.A.

(Name of Issuer)
American Depository Shares Each representing one share of Class A of Common Stock, par value RD$10 per share, of the Issuer

(Title of Class of Securities)
89612A100
(CUSIP Number)
Steven L. Wasserman, Esq. Piper Rudnick LLP 1251 Avenue of the Americas New York, New York 10020-1104 (212) 835-6148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SeeRule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89612A100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GFN Corporation, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island

Number of	7	SOLE VOTING POWER **
Shares
Beneficially	8	SHARED VOTING POWER **
Owned by Each
Reporting	9	SOLE DISPOSITIVE POWER **
Person With
	10	SHARED DISPOSITIVE POWER **

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,125,163**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%**

14	TYPE OF REPORTING PERSON CO

**
(see Item 5)

SCHEDULE 13D

CUSIP No. 89612A100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oleander Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama

Number of	7	SOLE VOTING POWER **
Shares
Beneficially	8	SHARED VOTING POWER **
Owned by Each
Reporting	9	SOLE DISPOSITIVE POWER **
Person With
	10	SHARED DISPOSITIVE POWER **

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,161,744**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%**

14	TYPE OF REPORTING PERSON CO

**
(see Item 5)

SCHEDULE 13D

CUSIP No. 89612A100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Plan de Pensiones y Jubilaciones de la Compañia Nacional de Seguros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Dominican Republic

Number of	7	SOLE VOTING POWER **
Shares
Beneficially	8	SHARED VOTING POWER **
Owned by Each
Reporting	9	SOLE DISPOSITIVE POWER **
Person With
	10	SHARED DISPOSITIVE POWER **

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,413**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%**

14	TYPE OF REPORTING PERSON CO

**
(see Item 5)

SCHEDULE 13D

CUSIP No. 89612A100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Manuel Arturo Pellerano Peña

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Dominican Republic

Number of	7	SOLE VOTING POWER **
Shares
Beneficially	8	SHARED VOTING POWER **
Owned by Each
Reporting	9	SOLE DISPOSITIVE POWER **
Person With
	10	SHARED DISPOSITIVE POWER **

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,640,192**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2%**

14	TYPE OF REPORTING PERSON IN

**
(see Item 5)

Item 1.    Security and Issuer.

        This statement relates to the American Depositary Shares, each representing one share of Class A Common Stock, par value RD$10 per share ("ADSs"), of Tricom, S.A., a corporation (sociedad anónima) organized and existing under the laws of the Dominican Republic (the "Company"). The address of the Company's principal executive office is: Ave. Lope De Vega, No. 95, Santo Domingo, Dominican Republic.

Item 2.    Identity and Background.

1.
GFN Corporation, Ltd.:

(a)
GFN Corporation, Ltd. ("GFN"), a Cayman Island Corporation

    Information with respect to each executive officer and director of GFN and each person controlling GFN, including the name, business address and principal business or occupation or such entity, is set forth on Schedule I hereto.

    Manuel Arturo Pellerano Peña and members of his family are control persons of GFN.

  (b)
  GFN's business address is:

        Máximo Gómez 31
        Santo Domingo, Dominican Republic.

  (c)
  GFN is a holding company which, in addition to its ownership of shares of the Company (TRICOM) through Oleander Holdings, Inc, owns controlling interests in Banco Nacional de Crédito, a commercial bank in the Dominican Republic, as well as bank operations in Panama and Cayman Island, Compañía Nacional de Seguros, the largest insurance company in the Dominican Republic, the San Isidro Industrial Free Trade Zone and Editorial AA, a leading publisher of magazines in the Dominican Republic.

  (d)
  Within the last five years, neither GFN, nor, to its knowledge, any of its officers, directors or other control persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  Within the last five years, neither GFN, nor, to its knowledge, any of its officers, directors or other control persons, have been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  The executive officers and directors, and other control persons, of GFN are citizens of the Dominican Republic.

2.
Oleander Holdings, Inc.:

(a)
Oleander Holdings, Inc. ("Oleander"), a Panamanian corporation.

    Information with respect to each executive officer and director of Oleander, each person controlling Oleander and each executive officer and director of any corporation or other person ultimately in control of Oleander, including the name, business address and principal business or occupation of such entity, is set forth on Schedule II hereto.

    Oleander is a wholly owned subsidiary of GFN. GFN and its control persons are control persons of Oleander.

  (b)
  Oleander's business address is:

        Máximo Gómez 31
        Santo Domingo, Dominican Republic.

  (c)
  Oleander is a holding company formed for the purpose of holding shares of the Company.

  (d)
  Within the last five years, neither Oleander, nor, to its knowledge, any of its officers, directors or other control persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  Within the last five years, neither Oleander, nor, to its knowledge, any of its officers, directors or other control persons, have been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  The executive officers and directors of Oleander, persons controlling Oleander and the executive officers and directors of any corporation or other persons ultimately in control of Oleander are citizens of the Dominican Republic.

3.
Plan de Pensiones y Jubilaciones de la Compañia Nacional de Seguros:

(a)
Plan de Pensiones y Jubilaciones de la Compañia Nacional de Seguros ("PPJ"). PPJ is a pension fund for the employees of GFN and its subsidiaries (the "Employees"). Approximately 2217 employees currently participate in the pension fund. All employees are eligible to participate. Each employee contributes 4.0% of his or her salary and GFN contributes an additional 5.3% of the employee salary to PPJ on a monthly basis. Sole control over the investment and voting of securities held by PPJ for the benefit of the Employees is held by a committee comprised of 3 officers of GFN (the "Committee").

    Information with respect to each Committee member of PPJ, each person controlling PPJ and each executive officer and director of any corporation or other person ultimately in control of PPJ, including the name, business address and principal business or occupation of such entity, is set forth on Schedule III hereto.

    The Committee, GFN and its control persons are control persons of PPJ.

  (b)
  PPJ's business address is:

        Máximo Gómez 31
        Santo Domingo, Dominican Republic.

  (c)
  PPJ is a pension fund for the employees of GFN and its subsidiaries.

  (d)
  Within the last five years, neither PPJ, nor, to its knowledge, any of its Committee members, nor other persons who may be deemed its control persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  Within the last five years, neither PPJ, nor, to its knowledge, any of its Committee members, nor other persons who may be deemed its control persons, have been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  The Committee members of PPJ, persons controlling PPJ and executive officers and directors of any corporation or other persons ultimately in control of PPJ are citizens of the Dominican Republic.

4.
Manuel Arturo Pellerano Peña

(a)
Manuel Arturo Pellerano Peña ("Mr. Pellerano").

(b)
Mr. Pellerano's business address is:

        Tricom, S.A.
        Ave. Lope De Vega, No. 95
        Santo Domingo, Dominican Republic.

  (c)
  Mr. Pellerano is the Chairman of the Board of Directors and President of the Company.

  (d)
  Within the last five years, Mr. Pellerano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  Within the last five years, Mr. Pellerano has not been party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Mr. Pellerano is a citizen of the Dominican Republic.

Item 3.    Source and Amount of Funds or Other Consideration.

        GFN, through Oleander, is the founding shareholder of the Company. The 11,486,726 shares of the Company's Class B stock owned by Oleander were issued at the Company's initial public offering as part of a recapitalization of the Company, and reflect the ownership in the Company by GFN, through Oleander, immediately prior to such offering. The approximate aggregate amount invested by GFN and Oleander since the date of the Company's organization attributable to the shares of the Company's Class B stock that it owns is US$26,014,414. All funds used to purchase shares of Class B stock on behalf of GFN and Oleander have come directly from the assets of GFN and Oleander, respectively. Oleander also owns 675,024 shares of Class A Common Stock purchased for US$7,000,000 in a privately negotiated transaction. All of this amount has come directly from the assets of GFN and Oleander. In May 2001, GFN also advanced US$40 million to the Company that was used to subscribe for 10 million shares of Class A Common Stock through a private placement on the same terms and conditions offered to all shareholders pursuant to a Rights Offering, as hereinafter defined, made by the Company to all holders of its ADSs, shares of its Class A Common Stock and shares of its Class B stock. The amount advanced by GFN came in its entirety directly from the assets of GFN.

        PPJ paid an aggregate of US$ 7,423,896 for 963,413 ADSs purchased by it. All funds used to purchase these ADSs on behalf of PPJ have come directly from the assets of PPJ, which represent contributions by the employees of GFN and its subsidiaries and additional contributions by GFN and its subsidiaries to PPJ for the benefit of employees to, and as part of, the pension fund plan.

        Mr. Pellerano paid an aggregate of US$6,501,447 for 515,029 ADSs purchased by him. All funds used to purchase these ADSs on behalf of Mr. Pellerano have come directly from the assets of Mr. Pellerano.

Item 4.    Purpose of Transaction.

        The following describes current plans for the acquisition by any reporting person of additional ADSs or shares of Class A Common Stock.

        In May 2001, GFN advanced US$40 million to the Company on an interest free basis which was used to subscribe for 10 million shares of Class A Common Stock through a private placement on the same terms and conditions offered to all shareholders pursuant to a rights offering made by the Company on December 11, 2001 (the "Rights Offering"). The aggregate number of ADSs and shares of Class A Common Stock offered to shareholders in the Rights Offering was 16,492,522 at $4.00 per share. Each holder of ADSs or Class A Common Stock had the right to subscribe for a proportionate share of the Rights Offering. Holders who purchased in full their proportionate share also had the right to purchase additional shares pursuant to an oversubscription privilege. Neither PPJ nor Mr. Pellerano subscribed for ADSs in the Rights Offering. Each of the reporting persons may, depending on market conditions or other factors, purchase additional ADSs or shares of Class A Common Stock. These purchases may be in open market transactions on the New York Stock Exchange, in privately negotiated transactions or otherwise.

        Except as we state in this Item 4, neither GFN, Oleander, PPJ nor Mr. Pellerano has any present plans or intentions which would result in or relate to any of the actions described in (a) through (j) of Item 4 of the General Instructions to Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        Based upon the Company's most recent filings with the Securities and Exchange Commission, there were 24,245,920 issued and outstanding shares of the Class A Common Stock and 19,144,544 shares of the Company's Class B stock issued and outstanding. Each share of Class B stock is convertible into Class A Common Stock on a one-for-one basis.

        As of April 8, 2002, Oleander was the holder of 12,161,750 shares of the Company's securities, comprised of 11,486,726 shares of Class B stock and 675,024 shares of Class A Common Stock, representing approximately 34.0% beneficial ownership of the Company's shares of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), Oleander's shares of Class B stock are deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Oleander. Oleander is a wholly owned subsidiary of GFN.

        As of April 8, 2002, PPJ was the holder of 963,413 ADSs representing the same number of shares of Class A Common Stock, representing approximately 4.0% beneficial ownership of the Company's shares of Class A Common Stock. Investment and voting decisions as to those Company securities held by PPJ are controlled by a Committee comprised solely of officers of GFN.

        As a result of Mr. Pellerano's control of GFN and Oleander, which is a wholly owned subsidiary of GFN, GFN and Mr. Pellerano may be deemed to share the right to vote and dispose of the shares owned by Oleander. Further, because GFN may be deemed to control investment and voting decisions affecting Company securities held by PPJ, GFN and Mr. Pellerano may be deemed to share the right to vote and dispose of the shares owned by PPJ. Mr. Pellerano has the sole right to vote and dispose of shares he holds in his own name.

        As of April 8, 2002, GFN was the beneficial holder of a total of 23,125,163 shares, or approximately 64.7%, of the Company's shares of Class A Common Stock, comprised of 10 million shares of Class A Common Stock which it purchased through a private placement on the same terms and conditions offered to all shareholders pursuant to the Rights Offering, 11,486,726 shares of Class B stock and 675,024 shares of Class A Common Stock owned by Oleander and 963,413 ADSs representing the same number of shares of Class A Common Stock owned by PPJ.

        As of April 5, 2002, Mr. Pellerano was the beneficial holder of a total of 23,640,192 shares, or approximately 66.2%, of the Company's securities, comprised of 515,029 ADSs representing the same number of shares of Class A Common Stock held in his own name and the 23,125,163 shares of the Company's shares of Class A Common Stock beneficially held by GFN (see above).

        Information with respect to the purchases during the sixty days prior to April 8, 2002 by GFN, Oleander, PPJ and Mr. Pellerano of ADSs and Class A Common Stock is listed in the following table. There were not any purchases of shares of Class B Stock or by any filing person other than PPJ. The listed purchases by PPJ were executed on the New York Stock Exchange.

Purchases byPPJ:	Date	Number of Shares (ADSs)	Price (US$) Per Share
	31-Jan-02	10,000	$3.53
	1-Feb-02	7,500	$3.63
	4-Feb-02	3,000	$3.71
	5-Feb-02	3,000	$3.71
	7-Feb-02	3,600	$3.68
	11-Feb-02	1,800	$3.67
	13-Feb-02	1,400	$3.71
	14-Feb-02	800	$3.75
	22-Feb-02	4,000	$3.71
	25-Feb-02	2,500	$3.71
	26-Feb-02	2,000	$3.71
	5-Mar-02	1,600	$3.55
	6-Mar-02	3,000	$3.57
	7-Mar-02	3,000	$3.61
	11-Mar-02	5,000	$3.63
	12-Mar-02	800	$3.49
	14-Mar-02	2,000	$3.60
	22-Mar-02	3,000	$3.47
	27-Mar-02	3,000	$3.48

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except for the following agreements and the relationships described in Item 5, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the persons named in Item 2 and any other person:

  •
  Amended and Restated Shareholders Agreement, dated as of May 8, 1998, among TRICOM, S.A., Motorola, Inc., Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain nominal shareholders that are affiliates of GFN or TRICOM.

    This agreement provides that the Company's Board of Directors will consist of, and GFN and Motorola each will vote all of the shares owned by it, or its permitted transferees, in favor of six directors to be designated by GFN, four directors to be designated by Motorola and two independent directors. Under this agreement, until such time as either GFN or Motorola owns less than 25% of the Company's Class B shares, the affirmative vote of nine directors is needed in the following situations: the acquisition or formation of, or investment in, another entity by the Company, the incurrence of indebtedness by the Company in a ratio to equity of greater than three to one, approval of annual budgets relating to income, capital expenditures, operating expenses and cash flows and the issuance, or redemption, of Class A Common Stock or instruments exercisable or convertible into Class A Common Stock. Under this agreement, GFN and Motorola have piggy-back and demand registration rights under certain circumstances.

  •
  Voting Agreement, dated August 21, 1997, between Oleander Holdings, Inc. and The Bank of New York.

    In connection with the Company's offering of 11 3/8% senior notes due 2004, Oleander entered into a voting agreement, dated August 21, 1997 with The Bank of New York, as trustee under the indenture for the senior notes. The voting agreement provides that Oleander will temporarily grant to the trustee for the 11 3/8% senior notes due 2004 the right to vote all of its shares of common stock upon the occurrence of certain default events relating to the Company's failure to pay its indebtedness, or interest, principal or judgments thereupon. The voting agreement does not prohibit or restrict Oleander from transferring, selling, pledging, or hypothecating any shares of voting stock. Any shares of voting stock transferred to an affiliate of Oleander will remain subject to the voting agreement and any shares of voting stock transferred to a person unaffiliated with Oleander will no longer be subject to the voting agreements.

  •
  Stockholders' Agreement dated as of October 26, 2001, among TRICOM, S.A., Oleander Holdings, Inc. and Walbeck Overseas Limited.

    In connection with the acquisition by the Company of all of the shares of TCN Dominicana S.A., the Company issued shares of its Class A Common Stock to Walbeck Overseas Limited. The Company and Oleander agreed that as long as Walbeck or its permitted transferees (the "Telecable Stockholders") own at least seven percent of Tricom's outstanding Common Stock (defined as including the Class A Common Stock and the Class B stock), the Telecable Stockholders would have the right to nominate one director to the Board of Directors and Oleander would vote in favor of such nominee. Oleander also agreed that if it were to sell in a single transaction or series of related transactions, the greater of (i) 20% of the shares of Common Stock (defined as including the Class A Common Stock and the Class B stock) then owned by it or (ii) shares with an aggregate purchase price greater than $35 million (or shares which result in the purchaser owning shares of common stock with more than 50% of all votes, (a "Change of Control Transaction"), notwithstanding that the transaction is not of the type specified in (i) or (ii) (the transactions described in (i) and (ii) and a Change of Control Transaction, together being a "Qualifying Transaction")), then the Telecable Stockholders shall have the right to require the Purchaser to purchase from the Telecable Stockholders at the same price and on the same terms, the same percentage of their Common Stock as purchased from Oleander, unless the sale is a Change of Control Transaction in which case the Telecable Stockholders have the right to require the purchase of all of their shares. If Oleander receives a bona fide offer from a third party to purchase its shares in a Qualifying Transaction, Oleander also has the right to require the Telecable Stockholders to sell to such third party the same percentage of their shares as Oleander sells to the third party.

        The foregoing summarizes provisions of each such agreement and the summaries are qualified in their entirety by reference to the complete agreements that are listed in Item 7 as exhibits to this Schedule.

Item 7.    Material to be Filed as Exhibits.

Exhibit
4.1	Amended and Restated Shareholders Agreement, dated as of May 8, 1998, among TRICOM, S.A., Motorola, Inc., Oleander Holdings, Inc., Zona Franca San Isidro, S.A. and certain nominal shareholders that are affiliates of GFN or TRICOM*
4.2	Stockholders' Agreement dated as of October 26, 2001, among TRICOM, S.A., Oleander Holdings, Inc. and Walbeck Overseas Limited.
9.1
Joint Filing Agreement, dated as of April 5, 2002 by and between GFN Corporation, Ltd., Oleander Holdings, Inc., Plan de Pensiones y Jubilaciones de la Compañia Nacional de Seguros and Manuel Arturo Pellerano Peña.
9.2	Voting Agreement, dated August 21, 1997, between Oleander Holdings, Inc. and The Bank of New York**

*
Incorporated herein by reference to Exhibit 10.7 to the Company's Amendment No. 1 to the Registration Statement on Form F-1, registration number 333-8574, filed May 1, 1998.

**
Incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form F-4, registration number 333-8150, filed December 29, 1997.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002	GFN CORPORATION, LTD.
	By:	/s/ HÉCTOR CASTRO-NOBOA Name: Héctor Castro-Noboa Title: Secretary Board of Directors
OLEANDER HOLDINGS, INC.
	By:	/s/ MANUEL ARTURO PELLERANO PEÑA Name: Manuel Arturo Pellerano Peña Title: President
PLAN DE PENSIONES Y JUBILACIONES DE LA COMPAÑIA NACIONAL DE SEGUROS
	By:	/s/ MAURICIA SANTOS Name: Mauricia Santos Title: Senior Vice President Finance
Manuel Arturo Pellerano Peña Manuel Arturo Pellerano Peña

SCHEDULE I

        The Executive Officers of GFN Corporation, Ltd are:

Name	Principal Business Address	Principal Occupation	Number of Tricom ADSs owned
Maximo A. Pellerano Peña	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/President	NONE
Manuel Arturo Pellerano Peña	Av. Lope de Vega 95, Santo Domingo, Dominican Rep.	Director/Vice-President	515,029 ADS*
Hector Castro-Noboa	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Secretary	27,653 ADS*
Mauricia Santos	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Treasurer	6,313 ADS*

        The Directors of GFN Corporation Ltd are:

Name	Principal Business Address	Principal Occupation	Number of Tricom ADSs owned
Máximo A. Pellerano	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/President	NONE
Manuel Arturo Pellerano Peña	Av. Lope de Vega 95, Santo Domingo, Dominican Rep.	Director/Vice-President	515,029 ADS
Héctor Castro-Noboa	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Secretary	27,653 ADS
Mauricia Santos	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Treasurer	6,313 ADS

*
None of the shares were bought over the last 60 days

The control person of GFN is:
Manuel Arturo Pellerano Peña (see item 2, paragraph 4)

SCHEDULE II

        The Executive Officers of Oleander are:

Name	Principal Business Address	Principal Occupation	Number of Tricom ADSs owned
Manuel Arturo Pellerano Peña	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/President	515,029 ADS
Máximo A. Pellerano	Av. Lope de Vega 95, Santo Domingo, Dominican Rep.	Director/Vice-President	NONE
Héctor Castro-Noboa	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Secretary	27,653 ADS
Mauricia Santos	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Treasurer	6,313 ADS

        The Directors of Oleander are:

Name	Principal Business Address	Principal Occupation	Number of Tricom ADSs owned
Manuel Arturo Pellerano Peña	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/President	515,029 ADS
Máximo A. Pellerano	Av. Lope de Vega 95, Santo Domingo, Dominican Rep.	Director/Vice-President	NONE
Héctor Castro-Noboa	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Secretary	27,653 ADS
Mauricia Santos	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Director/Treasurer	6,313 ADS

The control person of Oleander is:
GFN (see item 2, paragraph 1 for GFN and Schedule I for the executive officers, directors and other control persons of GFN).

SCHEDULE III

        The Committee Members of PPJ are:

Name	Principal Business Address	Principal Occupation	Number of Tricom ADSs owned
Mauricia Santos	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Finance Vice President	6,313 ADS
Jesus Matos	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Internal Auditor	NONE
Fior D'Aliza Perez	Av. Máximo Gómez 31, Santo Domingo, Dominican Rep.	Human Resources Vice President	NONE

The control person of PPJ is:
GFN (see item 2, paragraph 1 for GFN and Schedule I for the executive officers, directors and other control persons of GFN).

EXHIBITS

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.

  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.

  Item 5. Interest in Securities of the Issuer.

  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Item 7. Material to be Filed as Exhibits.

SIGNATURE

SCHEDULE I

SCHEDULE II

SCHEDULE III

EXHIBITS